Mail Stop 4561
									April 13, 2006

Mr. Michael A. Richard
Chief Financial Officer and Principal Accounting Officer
VillageEDOCS
14471 Chambers Road
Suite 105
Tustin, CA   92780

      Re:	VillageEDOCS
		Form 10-KSB/A for Fiscal Year ended December 31, 2004 Forms 10-QSB for Fiscal Quarters Ended March 31, 2005,
June 30, 2005, and September 30, 2005
      File No. 000-31395


Dear Mr. Richard:

      We have reviewed your response letter dated April 6, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-KSB for the year ended December 31, 2004 and Forms 10-QSB for
the periods ended March 31, 2005, June 30, 2005 and September 30,
2005

1. We have read and reviewed your responses to comments 1-5 and await the filing of your amended 2004 10-KSB, amended 2005 10-QSBs, and your 2005 10-KSB.

April 6, 2006 Letter regarding the 4.02 8-K filed on March 29,
2006

2. We note your response to our letter regarding your Item 4.02 8-K filed on March 29, 2006 and await the filing of your amended document.

3. You disclose in the second paragraph of your 8-K that some of your debt instruments contain embedded put options, which you have accounted for under SFAS 133. It is unclear whether you are referring solely to the put option addressed in our previous comment
2 or if you have identified additional put options that are required to be separated from the debt and treated as derivatives. In this regard, please tell us how you considered the provisions of your notes that cause the principal and any accrued interest to become due upon the occurrence of either a change in control or the achievement by the company of equity financing of a minimum of $3,000,000.
For
reference please see SFAS 133 Implementation Issue B16. Furthermore, if you have identified multiple derivative features embedded in a single hybrid instrument, please tell us how you considered the guidance in SFAS 133 Implementation Issue B15 when determining the proper accounting treatment.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3486 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



Daniel Gordon
Branch Chief



Mr. Michael A. Richard
VillageEDOCS
April 13, 2006
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